Exhibit 16.1

July 28, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K/A dated July 28, 2008, of Activision Blizzard and are in agreement with the statements contained in the first, second, fourth, fifth and seventh paragraphs of part (b) therein. Regarding the sixth paragraph of part (b), we are in agreement with the statements contained in the first and second sentences. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal controls related to the Vivendi Games financial statement preparation and income tax processes, included in the sixth paragraph of part (b) therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audits of Vivendi Games’ 2007 and 2006 financial statements.

/s/ Ernst & Young LLP